Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Transcript: Sophia Chang presents a demonstration of Clover Assistant

[URL: https://www.youtube.com/watch?v=JOkb-z6ROIg&feature=emb_logo]

—Begins—

I’m Dr. Sophia Chang, I am the Chief Clinical Informatics Officer at Clover Health, and I’m really excited to be able to show you a little bit more about our Clover Assistant tool. This normally takes three minutes or five minutes at the absolute most during a patient visit, but because I’m going to walk you through the tool step by step, this overall demo will probably take something closer to ten minutes. For truth in advertising, I am a practicing internist, a general internist. I see patients and teach at San Francisco General Hospital as part of the UCSF faculty and so I take very much to heart how this tool works for a practicing clinician in their everyday lives. So with no further ado, let me go and share my screen here.

And this is what I would see when I walk into a clinic, and what happens is my staff would generally prepare a visit for each of the patients who are coming in to see me on a given day.

Today we’re going to see Todd Black together, and I’m going to walk you through what it’s like to use the tool.

So today we’re going to see Todd. He’s here in the clinic with me today. You’ll see that this is a pretty simple user interface that makes it really easy for me to quickly know what I have to do, know what is a required step today. The COVID-19 piece is something that we spun up very quickly in several days. This was at the beginning of the epidemic or pandemic when we were trying to get a sense of how our members were doing; how many of them were symptomatic.

In this case, Todd is not symptomatic; but we are also making sure that we are able to provide home delivery of medications, especially their chronic meds, to keep our seniors safe at home. So in this case I’m going to change him to prescription drugs, delivered at home, through the lowest cost mechanism, and I’m basically going to send that through electronically to the pharmacy.

Then the other piece that we do is we review the current chronic conditions of each member and so this is something that we need to do, and like to do for a couple of reasons. One is to really make sure that we have a sense of the activity of these chronic conditions for each of our members, and also frankly, to just check the accuracy of the information that we have.

Healthcare data unfortunately is kind of notorious for not necessarily being clean; a lot of the information that we receive is through billing and claims. In those cases, that information is about payment and actually not about clinical care, so this is our opportunity to make sure that the information that we have is actually about clinical care.

So in this case what we do is we say we believe that Todd has diabetes and the reason that we believe that is for these following pieces of information, which provide the supporting evidence. So in this case it is true that he’s got type two diabetes. It’s been confirmed by a couple of other sources, and we also show that he’s on a diabetes medication, and he has an abnormally high glucose level, which is consistent with diabetes, and again just saying not that we think that there is this information about this member, but what are the specific pieces of information, specific to Todd. So in this case I am able to confirm he’s type two diabetic, he’s had high blood sugars as we see from that recent lab test, that he’s got some purple neuropathy, and that he’s also had some skin ulcer problems which is concerning, so when we do that we would confirm that diagnosis, and I am would not only continue to monitor, but I’m also going to make sure that we do follow up labs and specialty consultation for his diabetic ulcer in particular.

We will do this for every condition that is indicated for each patient. So in this case Todd also has congestive heart failure, which has been confirmed by others. And this is something that I am co-managing with his cardiologists.

And he has kidney disease as well, where we have noted that he’s got abnormal kidney function tests which makes us want to be very careful about how we dose his medications and that does come up a bit later as well and in this case we’re also being recommended to do a PTH, and the reason I’m not ordering it is that it has been done already. And we are going to continue to monitor him.

We do also have our places where the diagnosis may not have been noted in the past, but where we believe that because of his other conditions there’s a high probability that Todd has morbid obesity, and indeed he does. I actually have his height and weight and he does have an elevated BMI in this case, it’s about thirty seven, and he has that in combination with the diabetes and coronary artery disease. This is something that we are working with, to try and get him to consider gastric bypass because he has some significant comorbidities.

The other thing that the Clover Assistant does which is really nice, is we start to pull together and curate a lot of the information about Todd, that I as a primary care provider may not have.

So, two things in this case, one is that I’m actually not Dr John Michael Dorian, he is a collaborator or a co-manager of this patient with me, so I actually didn’t write these prescriptions for Todd, but it’s great to know that Dr Dorian did, and [this shows] the latest dates when Todd has received his oral glucose medication, as well as his Losartan; and because I normally put Todd on a hundred day prescriptions, when Dr Dorian added Gilmepiride to Todd’s regimen he did not write them for a hundred days and so this is my opportunity to go ahead and extend this to a hundred day prescription so it aligns with this other meds, and allows me to change his medication regimen and duration. And similarly to the Losartan, I’m going to add this to hundred days so that overall it’ll be much easier for Todd to be able to manage his medication.

When there are active gaps in care, and today there are none, this is where I would see, for example, that he may have an outstanding colonoscopy screening due, or where it’s time for me to do an annual diabetic eye exam to make sure that he doesn’t have any significant eye disease as a secondary to the quality of his diabetes. What’s lovely about this as many of these things are things that need to be done once a year, and I may not necessarily always remember that this is the time that something is due so having it right here in Clover system at the time that I’m seeing a patient makes it really nice and convenient and easy for me to not only order the task but also remind the patient about why these regular screenings are important and answer any questions that he might have about them.

The clinical recommendations is a piece that we are also very proud of, and this is where we start to marry a lot of the information that we have about not only Todd as an individual patient but with all of the evidence-based guidelines that really help us ensure that Todd is getting the highest quality care.

So in this case, since we know that Todd is a diabetic but we don’t see any evidence that he’s on a high-intensity statin. So what we do here is we show all all of the reasons why we’re recommending this, we show when he was diagnosed with the type two diabetes, we show he has heart disease or in this case Perfil artery disease; we also show the specific lab results that are relevant so this shows that Todd is in good glycemic control for his diabetes, he’s is gotten normal liver function tests, and that his LDL cholesterol level is at seventy two milligrams per deciliter.

Now historically we often would just target and LDL less than a hundred and it’s really been in the last couple of years that we started to recommend high-intensity statins for diabetics, especially with known cardiovascular disease and to a level of LDL of seventy or less, and so this is a relatively new recommendation which I may or may not have kept up with or would remember, and so what’s lovely here is I not only have the recommendation but I can also click directly on the guidelines that tell me that this is the target cholesterol level and why. And so being able to just at your fingertips to be able to provide the clinician with the latest guidelines is also a really nice tool because otherwise, I’d have to go on the internet and Google it. And so having it right here, I can confirm it for myself.

Now what we do is because Clover is the health plan, we manage the medication formulary, is that we can then be very clear and specific about which statin we would recommend for Todd, at what dosage. Being able to quickly know which statin is extremely helpful to me as a busy clinician, otherwise yeah maybe I like a tortoise statin and I prescribe that it could not in this case but it could have a really high copayment which would show here which case I might want to have a conversation with the patient and choose a different statin which has a lower copay which I also know is equally efficacious. The other thing that’s really nice is, as you can see, the actual milligram dosage level is different for each drug that’s considered to be a high-intensity statin, and again this is something that I don’t necessarily always remember off the top of my head, so having this information right at the tip of my fingers so that I know exactly which medication, which dosage, and be assured that Todd is not going to be paying a lot of money out of pocket in order to get the medications, makes it much easier for me to prescribe the medication.

Let’s switch this around a little bit. So, as I mentioned earlier that Clover may not have the full information about Todd, we’re sharing everything that we have that’s relevant to this recommendation. It may be and, again this is why we ask the clinician to use their clinical judgment, it may be that Todd has had a very significant side effect or contraindication to using a statin so in this case perhaps he’s had significant adverse side effects in terms of Myositis sinus which is an inflammation of the muscles that is a not super common but somewhat common side effect in the use of statins. That’s information that we would not necessarily have, Clover, and the clinician can give us that information, and it will inform us in terms of any other future recommendations that may be related to statin use or other classes of drugs that may cause muscle inflammation. We also, again, as part of valuing the clinical judgment, and I think this is again something that PCPs in particular really appreciate... we [PCPs] have an opinion, we generally know our patients and we want to make sure that whenever we are making clinical decisions that they are the appropriate ones.

One of the things that Clover Health is able to provide is a palliative care program, and even though we may have times that we suspect that a patient may benefit from palliative care, it’s often easiest to just ask the primary care clinician, which is what we do. So here we ask a surprise question which is: Would you be surprised if your patient were to die in the next six to twelve months? And if they, if I say no, I would not be surprised, it’s great to see that Clover allows me to then offer to Todd support and services for free.

And what’s great from the Clover perspective is when the primary care provider is telling their patients this is something that they’re also recommending and that Clover will be following up, you get a much higher rate of acceptance and again we’re really kind of reinforcing the concept that Clover is here to help support the patient and provider together in their relationship.

So in this case I am going to go ahead and offer the service and when I click this and there’s an alert message that goes to Clover to our program to follow up with Todd. Then I finish the visit. I go ahead, electronically sign and save the visit.

I hope that gives you a better sense of what a Clover Assistant visit might feel like and look like from a clinician perspective on how the system is really built to reinforce that patient and provider relationship.

In the end, all of the software tooling and computational tools are not about replacing that relationship. It’s about supporting it and making the interaction as kind of effective as possible. The time spent with the patient is really valuable. Often times, as a primary care provider, I may feel rushed, and so having a tool that really reminds me and curates for me some of the things that I need to really pay attention to during the visit is something that I really value.

We also spent a lot of time talking to other clinicians about how the tool works for them; what are the other ways that we can communicate, show this information in ways that may find beneficial and easy and straightforward and so again we really value that communication, not only in terms of the individual patients but also with our community of physicians who help give us feedback to help us continually improve the tool.

So, thank you for your time, and I hope this was a helpful demonstration for you, and as always, I think, we’re here at Clover always happy to answer any questions you might have. Thank you.

—Ends—

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.